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                                    EXHIBIT 2

           EMPLOYMENT AGREEMENT DATED NOVEMBER 8, 1996 BY AND BETWEEN
                        WILMINGTON SAVINGS FUND SOCIETY,
                    FEDERAL SAVINGS BANK AND JOSEPH M. MURPHY





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WSFS bank
                                                            Marvin N. Schoenhals
                                                          Chairman and President
                                                                  (302) 571-7294


                                November 8, 1996



Mr. Joseph M. Murphy
5 Mountain View Drive
West Hartford, Connecticut 06117

Dear Joe:

         I am pleased and excited to extend an offer to you to join Wilmington Savings Fund Society, FSB in the capacity of Executive Vice President responsible for the Retail Banking function of the Company.

         In addition to the normal employment policies and practices governing Associates of WSFS, the following additional factors are contained in this offer:

          o Salary of $13,333.34 per month for the years 1997 and 1998. Your salary would be reviewed during the first quarter of 1999 and an adjustment made, as deemed appropriate, under the Executive Management Compensation Program as defined by the Personnel and Compensation Committee of the Board. The goal of our Executive Compensation Program is to pay base salaries that are approximately equal to (but generally not above) the average being paid by our "peer group," coupled with a Bonus Program that provides for "substantially above average" payouts based upon the performance of the Bank; and a long term incentive program in the form of stock options.

          o The size of the Executive Bonus Pool, while not guaranteed, is generally determined by taking 20% of the increase in pretax income of the company over the preceding year. An individual executive's share in the pool is determined by their level of responsibility and individual accomplishments and contributions during the year.

          o You would receive a bonus of $20,000 to be paid during March of 1997.This is based upon the understanding that you would be joining WSFS mid-to-late December, 1996.

          o For 1997 and beyond you would be eligible to participate in the Executive Bonus Program as determined by the Board of Directors. Based upon the Bank's expected performance in 1997, your 1997 Bonus (to be paid in March 1998)should be no less than $50,000 and, more likely, approximately $75,000. These statements as to amounts are for informational purposes only and can not be construed as a guarantee that the bonuses will actually be paid. The actual amount of the bonus is dependent upon the Bank's performance and your contributions during 1997.


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Mr. Joseph M. Murphy
November 8, 1996
Page two

          o You would be issued Options on 16,400 shares of WSFS Financial Corporation stock at a strike price based upon the average between the bid and ask price of the stock at the close of business on your first day of employment with WSFS. The Options would vest 20% per year over five years with the first 20% vesting on the one year anniversary of the issuance of the Option. In the event of a "change of control" of the Bank, the vesting of all previously granted options would be accelerated. The Board will review the issuance of additional Options to you annually.

          o The Bank will arrange for your present home in West Hartford, to be purchased by a national relocation service at a "fair market appraised price." The Bank will assume all costs of this purchase (assuming the house is not presently listed which would cause a commission to be paid to a broker upon sale to the relocation service). In the event that the "fair market value" determined by the relocation service is unacceptable to you, the Bank would agree to order two additional independent appraisals of the property and then average the resulting three appraisals. If that average was higher than the appraised value determined by the relocation service, the Bank would agree to pay you the higher amount for your property. If the average was lower, the house would be purchased by the relocation service at their appraised value. The Bank will provide for you a mutually agreeable residence for up to 60 days of temporary living accommodations here in Wilmington and any commuting expenses, if required. The Bank will pay the cost of relocating your household goods from West Hartford to Wilmington and for up to 60 days of storage, if required.

          o If WSFS Financial Corporation is sold and/or merged with another institution that results in a significant change in your responsibilities, you will receive the benefit of the acceleration of the vesting of the Options as described above. In the event that the value of the acceleration does not equal two times your base salary at that time, the Bank will make up the difference between the value of acceleration and the two years salary. If the value of acceleration of the vesting of the Options is greater than two times your base salary you will receive that benefit in full.

          o If you are released from employment with WSFS for a reason other than "for cause" you will receive as severance the amount of one times your base salary at the time of the release; to be paid in accordance with the Bank's Severance Policy. You will also be entitled to any other benefits which are provided for in the Severance Policy at that time.

          o The Bank will underwrite your membership in a "luncheon club" and in a country club to be mutually determined.

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Mr. Joseph M. Murphy
November 8, 1996
Page three


            Joe, as you know, this offer is the culmination of a very lengthy process. It is my belief that you are the right person for this job; that you will make a signifcant contribution to the organization. I look forward to working with you to turn WSFS into a consistently high performing financial services institution.

         If the arrangements described above are acceptable to you, please sign where indicated below and return a copy to me.

                                        Sincerely,

                                        /s/  Marvin N. Schoenhals
                                        ---------------------------
                                        Marvin N. Schoenhals
                                        Chairman and President

MNS/bkr



Accepted: /s/ Joseph M. Murphy                 Date:        11-11-96
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